May 16, 2018
United States Securities and Exchange Commission,
 Division of Corporation Finance,
 100 F Street N.E.,
 Washington, D.C. 20549.

Attention:	Mr. Jim Dunn and Ms. Melissa Raminpour

Re:	Ferrari N.V. Form 20-F for the Fiscal Year Ended December 31, 2017 Filed February 23, 2018 File No. 001-37596

Dear Mr. Dunn and Ms. Raminpour:
On behalf of our client, Ferrari N.V. (the "Registrant"), we are writing to respond to the letter, dated May 10, 2018, from the Staff of the Securities and Exchange Commission (the "Staff") regarding the above-referenced annual report on Form 20-F (the "Annual Report"). For your convenience, we have restated in boldface the Staff's comment followed by our response.
Form 20-F for the Fiscal Year Ended December 31, 2017
Note 11 - Income Taxes, page F-31
1.
Please tell us if you have material temporary differences related to your investments in subsidiaries for which deferred tax liabilities have not been recognized. If so, revise your future filings to disclose these unrecognized temporary differences and, if practicable, also disclose the related unrecognized deferred tax liability. Refer to IAS 12.81(f) and 12.87.

Response:
The Registrant respectfully advises the Staff that the temporary differences related to investments in subsidiaries for which deferred tax liabilities have not been recognized at December 31, 2017, amount to approximately €76 million. Such temporary differences relate to the taxable basis of distributable accumulated earnings reserves from investments in subsidiaries at December 31, 2017, where the Issuer is able to control the timing of the reversal of the differences.  Because it is probable that a distribution will not occur in the foreseeable future consistent with the Issuer's dividend policy, no related deferred tax liabilities at December 31, 2017 have been recognized. The Registrant determined that the IAS 12 disclosures referred to in the Staff comment letter would not be material or meaningful to investors as it would not impact the judgment or intentions of the readers of the financial statements, nor influence the economic decisions that users make on the basis of the financial statements. The Registrant respectfully advises the Staff that it will provide additional disclosure in future filings should the conditions described above change, or should such temporary differences become material to the Registrant or the readers of the financial statements.
* * * * *
Any questions or comments with respect to the response may be communicated to the undersigned (tel: 212-558-3109 or email: millersc@sullcrom.com).  Please send copies of any correspondence relating to this filing to me by email or facsimile (212-291-9101) with the original by mail c/o Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Scott D. Miller
Scott D. Miller

cc:	Alessandro Gili
Carlo Daneo
(Ferrari N.V.)